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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Loop Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Jackson Blvd., Suite 1600
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert R. Grace, Jr. (312) 913-4900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker, Suite 800	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert R. Grace, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loop Capital Markets, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

OFFICIAL SEAL
JOYCE L. DAVIS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES MAY 23, 2012

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH, D.C.
189
SECTION

Independent Auditor's Report

To the Board of Managers
Loop Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying statements of financial condition of Loop Capital Markets, LLC (the Company) as of December 31, 2010 and 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Loop Capital Markets, LLC as of December 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

Loop Capital Markets, LLC

Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 14,710,763	$ 15,508,850
Deposits with clearing brokers	156,073	556,075
Due from clearing broker	17,661,345	8,868,031
Underwriting receivables	6,117,984	5,020,049
Fees and commissions receivable	2,647,211	1,049,570
Securities owned, at fair value	2,554,968	3,949,971
Furniture and equipment, net	922,398	456,433
Prepaid expenses and other	685,704	890,009
Total assets	$ 45,456,446	$ 36,298,988
Liabilities and Members' Equity		
Securities sold, not yet purchased, at fair value	$ -	$ 117,998
Obligations under capital leases	502,924	75,219
Accounts payable	1,028,423	449,725
Accrued expenses	16,312,234	14,473,723
Accrued income taxes	331,940	496,733
Deferred rent	369,579	206,224
Total liabilities	18,545,100	15,819,622
Members' equity	26,911,346	20,479,366
Total liabilities and members' equity	$ 45,456,446	$ 36,298,988

See Notes to Statements of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Loop Capital Markets, LLC (the Company) is organized as a Delaware limited liability company under the Delaware Limited Liability Company Act. As a limited liability company, the members' liability is limited to the equity in the Company. Profits, losses, contributions, and distributions of the Company are generally allocated in accordance with the respective members' ownership interests.

The Company trades fixed income securities on a principal basis, provides equity brokerage, underwriting services, fixed income analytical services, financial advisory and mergers and acquisition services for institutional customers.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities. All customer transactions are executed and cleared through another registered broker on a fully disclosed basis and, as such, the Company is exempt from the provision of Rule 15c3-3(k)(2)(ii) of the SEC.

A summary of the Company's accounting policies follows:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of three months or less at the date of acquisition. Cash equivalents consist of money market funds. The Company maintains deposits with financial institutions in amounts that exceed the federally insured limits. The Company does not believe it is exposed to significant credit risk.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. The carrying amounts approximate their fair values.

Securities transactions: Proprietary securities transactions in regular way trades are recorded on trade date, as if they had settled and are carried at fair value. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities transactions are reported on a settlement date basis, with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Commissions: Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Furniture and equipment: Furniture and equipment are stated at cost. Provisions for depreciation and amortization of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

Impairment of long-lived assets: The Company reviews long lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

Assets held under capital lease: Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets and is included with depreciation expense.

Deferred rent: Rent expense for leased office space is recorded on the straight-line method over the terms of the related lease agreement.

Revenue recognition: Fixed income revenue and equity commissions are recorded on a trade date basis. Underwriting fees are recorded and earned when all significant items relating to the underwriting cycle have been substantially completed and the income is reasonably determinable. Financial advisory, mergers and acquisition service fees and interest income are recorded when earned.

Income taxes: As a limited liability company, the Company elected to be treated as a partnership. Consequently, taxable income or loss is allocated to the members in accordance with the operating agreement and no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for certain state and local income taxes. Accordingly, the financial statements include a state and local tax provision.

Reclassification: Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassification had no material effect on reported net income or members' equity.

Recently adopted accounting pronouncements: In January 2010, the FASB issued an amendment to the guidance on determining fair value which requires new disclosures and reasons for significant transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and was adopted by the Company. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. As this guidance is disclosure related only, it does not impact the Company's financial condition, results of operations or cash flows.

Note 2. Assets and Liabilities Reported at Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) measurements and the lowest priority to unobservable inputs (Level 3) measurements. A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 and Level 2 of the fair value hierarchy.

Note 2. Assets and Liabilities Reported at Fair Value (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

	December 31, 2010			
Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$ 1,879,968	$ 675,000	$ -	$ 2,554,968

	December 31, 2009			
Description	Level 1	Level 2	Level 3	Total
Securities owned				
Municipal bonds	$ 2,589,153	$ 1,000,000	$ -	$ 3,589,153
Corporate bonds	360,818	-	-	360,818
	$ 2,949,971	$ 1,000,000	$ -	$ 3,949,971
Securities sold, not yet purchased:				
Municipal bonds	$ 117,998	$ -	$ -	$ 117,998

Note 3. Due to and from the Clearing Broker

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. At December 31, 2010 and 2009, the Company had net amounts due from its clearing broker of $17,661,345 and $8,868,031, respectively.

Note 4. Furniture and Equipment

At December 31, 2010 and 2009, the Company had furniture and equipment as follows:

	2010	2009
Equipment held under capital leases	$ -	$ 572,050
Equipment	1,515,944	816,087
Furniture and fixtures under capital leases	525,888	-
Furniture and fixtures	1,255,970	1,255,970
	3,297,802	2,644,107
Less: accumulated depreciation and amortization	(2,375,404)	(2,187,674)
	$ 922,398	$ 456,433

Note 5. Senior Revolving Line-of-Credit

The Company has a $100 million senior revolving line-of-credit agreement with Harris Trust and Savings Bank (Harris) due April 30, 2014 that it intermittently draws on based on business needs. Interest is at a rate agreed upon by the Company and Harris, which varies from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement.

As of December 31, 2010 and 2009, the Company had no outstanding advances under this revolving line-of-credit agreement.

Note 6. Employee Benefit Plan

The Company maintains an employee 401(k) plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions.

Note 7. Capital Leases

The Company has entered into capital leases to finance the acquisition of certain furniture and equipment. Future minimum lease payments due under capital lease obligations subsequent to December 31, 2010 are as follows:

2011	$ 210,404
2012	197,023
2013	126,632
Total minimum lease payments	534,059
Less: amount representing interest	(31,135)
Present value of minimum lease payments	$ 502,924

Note 8. Operating Leases

The Company leases office space in Chicago and New York City under non-cancelable operating teases that expire during various times through January 2021. Additionally, the Company leases office space in various other locations with lease terms of one year or less, which, due to the short-term nature of the leases, are not included in the schedule below. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

Future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2010 for each of the next five years and in the aggregate are:

2011	$ 981,488
2012	1,052,409
2013	1,234,265
2014	1,242,694
2015	1,308,855
Thereafter	6,971,637
Total minimum lease payments	$ 12,791,348

Note 9. Income Taxes

FASB requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2010, management has determined that there are no material uncertain income tax positions. The Company files state and local income tax returns. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2007.

Note 10. Related Party

During the year ended December 31, 2009, Loop Financial Products (LFP), an entity affiliated through common ownership, reimbursed the Company for certain expenses paid on its behalf.

Note 11. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer and others. Amounts due to the clearing broker, if any, and securities sold, not yet purchased are collateralized by securities owned and cash on deposit with the clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

Note 12. Commitments and Contingent Liabilities

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker and in connection with this arrangement the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

In the ordinary course of business, the Company may be named as a defendant in, or be party to, various pending and threatened legal proceedings. In view of the intrinsic difficultly in ascertaining the outcome of such matters, the Company cannot state what the eventual outcome of any such proceeding will be. Management believes, based upon discussions with legal counsel and current knowledge, that liabilities arising out of any such proceedings (if any) will not have a material adverse effect on the financial statements of the Company.

Note 13. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company is required to maintain "net capital" equal to the greater of $250,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined, and that the ratio of aggregate indebtedness to net capital both as defined, not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2010 and 2009, the Company had net capital of approximately $22,944,000 and $17,119,000, respectively, and net capital requirements of approximately $1,237,000 and $1,047,000, respectively. At December 31, 2010 and 2009, the net capital ratios were 0.81 to 1 and 0.92 to 1, respectively. The minimum net capital may effectively restrict the payment of distributions.

Note 14. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Loop Capital Markets, LLC

Statements of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.